UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant § 240.13d-l(b),
(e) and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

GENOIL, INC.

(Name of Issuer) Common Stock
(Title of Class of Securities) 371924101
(CUSIP Number)

November 30, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    ☑ Rule 13d-l(b)

    ❒ Rule 13d-l(c)

    ❒ Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13G
CUSIP No. 371924101	Page 2 of 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Elliott Davis Investment Advisory Services, LLC 51-0568257
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY	6	SHARED VOTING POWER 27,932,696
OWNED BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 27,932,696
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,932,696
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.2%
12	TYPE OF REPORTING PERSON IA

SCHEDULE 13G
CUSIP No. 371924101	Page 3 of 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Tyson Halsey, CFA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY	6	SHARED VOTING POWER 530,200
OWNED BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 530,200
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 530,200
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12	TYPE OF REPORTING PERSON IN

SCHEDULE 13G
CUSIP No. 371924101	Page 4 of 7

Item 1.

(a)	Name of Issuer
Genoil, Inc.

(b)	Address of Issuer's Principal Executive Offices:
Genoil, Inc. #2020, 633 – 6 Ave. SW Calgary, A0 T2P 2Y5

Item 2.

(a)	Name of Person Filing:
Elliott Davis Investment Advisory Services, LLC

(b)	Address of Principal Business Office or, if none, Residence:
Elliott Davis Investment Advisory Services, LLC 124 Verdae Boulevard, Suite 504 Greenville, SC 29607

(c)	Citizenship:
USA

(d)	Title of Class of Securities:
Common Stock

(e)	CUSIP Number:
371924101

Item 3. If this statement is filed pursuant to §§ 240.13d-l(b), or §§ 240.13d-2(b) or (c), check whether the person filing is a;

(a)	☐ Broker or dealer registered under section 15 of the Act.

(b)	☐ Bank as defined in section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☑ An investment adviser in accordance with § 240.l3d-1(b)(l)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-l(b)(l)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with § 240.13d-l(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.

(j)	☐ A non-U.S. institution in accordance with § 240.I3d-I(b)(l)(ii)(J).

(k)	☐ Group, in accordance with § 240. 13d-l(b)(l)(ii)(K). If filing as a non-U.S. institution in accordance with § 240. 13d-l(b)(I)(ii)(J), please specify the type of institution:

SCHEDULE 13G
CUSIP No. 371924101	Page 5 of 7

Item 4

(a)	Amount beneficially owned:
27,932,696

(b)	Percent of class:
10.2%

(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote
0

(ii) Shared power to vote or to direct the vote
27,932,696

(iii) Sole power to dispose or to direct the disposition of
0

(iv) Shared power to dispose or to direct the disposition of
27,932,696

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐
 N/A

Item 6. Ownership of Five or More Percent on Behalf of Another Person
 N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
 N/A

Item 8. Identification and Classification of Members of the Group.
 N/A

Item 9. Notice of Dissolution of Group.
 N/A

Item 10. Certifications.

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G
CUSIP No. 371924101	Page 6 of 7

Item 1.

(a)	Name of Issuer
Genoil, Inc.

(b)	Address of Issuer's Principal Executive Offices:
Genoil, Inc. #2020, 633 – 6 Ave. SW Calgary, A0 T2P 2Y5

Item 2.

(a)	Name of Person Filing:
Tyson Halsey, CFA

(b)	Address of Principal Business Office or, if none, Residence:
Tyson Halsey, CFA 124 Verdae Boulevard, Suite 504 Greenville, SC 29607

(c)	Citizenship:
USA

(d)	Title of Class of Securities:
Common Stock

(e)	CUSIP Number:
371924101

Item 3. If this statement is filed pursuant to §§ 240.13d-l(b), or §§ 240.13d-2(b) or (c), check whether the person filing is a;

(a)	☐ Broker or dealer registered under section 15 of the Act.

(b)	☐ Bank as defined in section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☑ An investment adviser in accordance with § 240.l3d-1(b)(l)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-l(b)(l)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with § 240.13d-l(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.

(j)	☐ A non-U.S. institution in accordance with § 240.I3d-I(b)(l)(ii)(J).

(k)	☐ Group, in accordance with § 240. 13d-l(b)(l)(ii)(K). If filing as a non-U.S. institution in accordance with § 240. 13d-l(b)(I)(ii)(J), please specify the type of institution:

SCHEDULE 13G
CUSIP No. 371924101	Page 7 of 7

Item 4

(a)	Amount beneficially owned:
530,200

(b)	Percent of class:
0.2%

(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote
0

(ii) Shared power to vote or to direct the vote
530,200

(iii) Sole power to dispose or to direct the disposition of
0

(iv) Shared power to dispose or to direct the disposition of
530,200

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐
 N/A

Item 6. Ownership of Five or More Percent on Behalf of Another Person
 N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
 N/A

Item 8. Identification and Classification of Members of the Group.
 N/A

Item 9. Notice of Dissolution of Group.
 N/A

Item 10. Certifications.

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

December 7, 2009

/s/ Philip Brice
Philip Brice President

December 7, 2009

/s/ Tyson Halsey
Tyson Halsey, CFA Director

Exhibit A

JOINT FILING AGREEMENT

This will confirm the agreement by and between the undersigned that the Schedule 13G (the "Statement") to which this Agreement is attached is being filed on behalf of the persons listed below. Each of the persons listed hereby acknowledges that pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each person on whose behalf the Statement is filed is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, and that such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is accurate.

December 7, 2009

/s/ Philip Brice
Philip Brice President

December 7, 2009

/s/ Tyson Halsey
Tyson Halsey, CFA Director